FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 03 January 2006

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                            International Power plc
                                 (the Company)


Notification of share transactions on behalf of Directors of International Power plc


This is to notify that on 3 January 2006 the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the Directors of the Company named below.


Exercise of Options granted under the Company's Inland Revenue Approved Sharesave Scheme at an option price of 80.12 pence per share. The date of exercise of the options was 28 December 2005.

Name                    Number of Options  Percentage of      Total holding   Percentage of issued share
                                Exercised   Issued share          following       capital held following
                                                 capital       notification                 notification

Tony Concannon                      9,435         0.0006             71,992                        0.005
Steve Riley                        11,793         0.0008             94,910                        0.006


Stephen Ramsay
Company Secretary




                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary